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FOR IMMEDIATE RELEASE


                    TENDER OFFER FOR RARE MEDIUM GROUP, INC.
                             COMMON STOCK COMPLETED

         NEW YORK, NEW YORK - May 13, 2002 - AP/RM Acquisition, an affiliate of Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and AIF IV/RRRR LLC, today announced that it has completed its tender offer to acquire at $0.28 per share in cash up to 15,002,909 shares of common stock of Rare Medium Group, Inc. The tender offer, which commenced on April 9, 2002, expired at 5:00 p.m., New York City time, on Friday, May 10, 2002.

         The offeror has been advised by American Stock Transfer & Trust Company, the depositary for the tender offer, that a total of 4,800,643 shares had been tendered and not withdrawn (including guaranteed deliveries) prior to the expiration of the offer. Payment for these shares will be made promptly.

         Innisfree M&A Incorporated acted as the Information Agent and Jefferies & Company, Inc. acted as the Dealer Manager for the tender offer.

Contact:  Steven S. Anreder
          (212) 532-3232
          sanreder@ahscompany.com